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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 ------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*



                                Onvia.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  68338T-106
                        ------------------------------
                                 (CUSIP Number)


                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 68338T-106

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      GLENN S. BALLMAN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            10,159,568

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          10,159,568
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      10,159,568
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
11
      11.71%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

Item 1(a).    Name of Issuer:

              Onvia.com, Inc.
              ---------------

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1260 Mercer Street, Seattle, WA  98109
              --------------------------------------

Item 2(a).    Name of Person Filing:

              Glenn S. Ballman
              ----------------

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              1260 Mercer Street, Seattle, WA 98109
              -------------------------------------

Item 2(c).    Citizenship:

              Canada
              ------

Item 2(d).    Title of Class of Securities:

              Common Stock
              ------------

Item 2(e).    CUSIP Number:

              68338T-106
              ----------

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

  (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act;

  (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act;

  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;

  (e) [ ] An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

  (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

  (h) [ ] A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:

          10,159,568
          ----------

     (b)  Percent of Class:

          11.71%
          ------

     (c) Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote 10,159,568
                                                          ----------
          (ii)   Shared power to vote or to direct the vote 0
                                                            -
          (iii)  Sole power to dispose or to direct the disposition of 0
                                                                       -
          (iv)   Shared power to dispose or to direct the disposition of
                 10,159,568
                 ----------

          Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       02/06/01
                                       -----------------------------------------
                                                         Date

                                                 /s/ Glenn S. Ballman
                                       -----------------------------------------
                                                       Signature

                                           Glenn S. Ballman, CEO and Chairman
                                       -----------------------------------------
                                                       Name/Title